Exhibit 1

For Immediate Release

BioLineRx Announces Pricing of $15.4 Million Underwritten Public Offering
of its American Depositary Shares and Warrants

Tel Aviv, Israel - February 5, 2019 - BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company focused on oncology and immunology, today announced that it has priced an underwritten public offering of 28,000,000 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, and warrants to purchase 28,000,000 ADSs, at a public offering price of $0.55 per ADS and accompanying warrant. The warrants will be exercisable immediately, will expire five years from the date of issuance and will have an exercise price of $0.75 per ADS. The gross proceeds of the offering to the Company are expected to be $15.4 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by BioLineRx, and excluding the exercise of any warrants. All of the securities in the offering are to be sold by BioLineRx.  The closing of the offering is expected to occur on or about February 7, 2019, subject to customary closing conditions. BioLineRx anticipates using the net proceeds from the offering for general corporate purposes, which may include, but are not limited to, working capital and funding clinical trials.

Oppenheimer & Co. Inc. acted as sole book-running manager for the offering. Maxim Group LLC acted as co-manager for the offering.

The securities described above will be issued pursuant to a shelf registration statement (File No. 333-222332) that was previously filed with, and declared effective by, the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement related to the offering was filed with the SEC on February 4, 2019 and is available on the SEC’s website located at www.sec.gov. The final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement may also be obtained, when available, from Oppenheimer & Co. Inc., 85 Broad St., 26th Floor, New York, New York 10004, Attention: Syndicate Prospectus Department, or by telephone: (212) 667-8055 or by email: EquityProspectus@opco.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BioLineRx

BioLineRx is a clinical-stage biopharmaceutical company focused on oncology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory acute myeloid leukemia (“AML”) and is in the midst of a Phase 2b study as an AML consolidation treatment and has initiated a Phase 3 study in stem cell mobilization for autologous transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which has recently initiated a Phase 1/2a study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the United States and Canada), on the basis of which the Company is conducting a Phase 2a study in pancreatic cancer using the combination of BL-8040 and KEYTRUDA® (pembrolizumab), and a collaboration agreement with Genentech Inc., a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s atezolizumab in several Phase 1b/2 studies for multiple solid tumor indications and AML.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2018 and BioLineRx’s other filings with the Securities and Exchange Commission. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:

Tim McCarthy
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com

or

Tsipi Haitovsky
Public Relations
+972-52-598-9892
tsipihai5@gmail.com